umicore

RECEIVED
2005 APR 14 A 8:10
FICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA

For the attention of M



05007233

Brussels, March 29, 2005
LegalCorp 11/2005

SUPPL

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents:

- The notice for the ordinary general meeting to be held on April 13, 2005
- The notice for the extraordinary general meeting to be held on April 13, 2005
- Report of the Board of Directors on the transaction equated with a demerger
- Split proposal

PROCESSED
APR 25 2005
THOMSON FINANCIAL

Yours sincerely,

Umicore

J. Fierain
Manager Legal Corp. Dpt.

A. Godefroid
Corporate Vice President
Legal & Environmental Affairs

Encl.

Umicore
Naamloze vennootschap - Société Anonyme
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium

Tel +32 2 227 71 11
Fax +32 2 227 79 00
e-mail info@umicore.com
www.umicore.com

VAT BE401 574 852
RPM/RPR 0401 574 852
Bank 210-0052900-87
IBAN BE 67 2100 0529 0087 - BIC GEBABEBB

Registered Office Broekstraat 31 Rue du Marais, B-1000 Brussels, Belgium

umicore

LIMITED LIABILITY COMPANY
Registered Office : rue du Marais 31 Broekstraat - 1000 Brussels
Company Number : 0401.574.852

The shareholders are invited to attend the ordinary general meeting, which will be held on Wednesday 13 April 2005, at 5.00 p.m., at the company's registered office, rue du Marais 31 Broekstraat, 1000 Brussels.

AGENDA

1. Directors' report on the 2004 financial year.

2. Auditor's report on the 2004 financial year.

3. Approval of the annual accounts as at 31 December 2004 and the proposed appropriation of the result.

   Proposed resolutions:

   - Approval of the annual accounts as at 31 December 2004 showing a profit for the financial year in the amount of EUR 94,960,250.44.
   - Approval of the proposed appropriation of the result - including the dividend.

4. Discharge to the directors and auditors.

   Proposed resolutions:

   - Granting of a discharge to the members of the board of directors in respect of their mandates in 2004.
   - Granting of a discharge to the auditor in respect of his auditing assignment in 2004.

5. Membership of the board of directors and approval of remuneration.

   Proposed resolutions:

   - Confirmation of Dr Uwe-Ernst Bufe as a director.
   - Expiring of mandates with proposal of reelection of Messrs Uwe-Ernst Bufe, Arnoud de Pret and Jonathan Oppenheimer.
   - Election of a new director: Mr Guy Paquot.

     Messrs. Uwe-Ernst Bufe, Arnoud de Pret, Jonathan Oppenheimer and Guy Paquot are independent directors pursuant to the provisions of the article 524 of the Companies Code.
     The capacity of independent director is granted to them on the basis of the fact that they are not affected by any of the incompatibilities set out for independent directors in the article 524 §4 of the Companies Code.

   - Expiring of mandates without reelection: Messrs Etienne Davignon, Philippe Delaunois, Etienne Denis and Robert F.W. van Oordt.
   - Approval of the board's remuneration proposed for the 2005 financial year, i.e. EUR 300,000.

6. Auditor.

   Proposed resolutions:

   - Re-appointment of the auditor PricewaterhouseCoopers represented by Mr Raf Vander Stichele.
   - Approval of his annual remuneration for an amount of EUR 345,000.

7. Report of the board of directors to the general meeting of shareholders, as required in accordance with the provisions of articles L225-177 to L225-186 of the French Commercial Code (Article 163bis I of the CGI), with respect to the options on Umicore stock granted in 2004 to the staff of Umicore's French subsidiaries, under preferential conditions with regard to tax and social security contributions.

8. Umicore and the Belgian Code on Corporate Governance.

In order to comply with Article 17 of the company's articles of association, holders of bearer shares are requested to lodge their securities by Friday 8 April 2005 at the latest at the company's registered office or with one of the following financial institutions:

FORTIS BANQUE/FORTIS BANK
BANQUE DEGROOF/BANK DEGROOF
DEXIA BANQUE/DEXIA BANK
ING
KBC BANK
PETERCAM S.A.

Holders of registered shares must inform the company by the same date of the number of shares on the basis of which they will be attending the meeting.

Proxy forms, approved by the board of directors, may be obtained from the company's registered office, on the company website : www.umicore.com, or through the above-mentioned financial institutions.

Signed proxy forms must be deposited at the company's registered office or at the above-mentioned financial institutions by Friday 8 April 2005 at the latest.

All documents requested by article 553 of the Companies Code will be at the disposal of the shareholders as from 29 March 2005. They will be sent to the registered shareholders on the same date.

The board of directors

P.S.
Shareholders can park their cars free of charge in the City Parking, boulevard Pachéco 7, 1000 Brussels, if they have the ticket from the car park stamped at the Umicore reception desk.

UMICORE NV/SA

Limited Liability Company
Broekstraat 31, Rue du Marais, 1000 Brussels

VAT BE 0401.574.852
Register of Legal Entities Brussels

REPORT OF THE BOARD OF DIRECTORS OF UMICORE ON THE TRANSACTION EQUATED WITH A DEMERGER WITHIN THE MEANING OF ARTICLE 677 OF THE COMPANIES CODE

In accordance with Article 677 in conjunction with Article 745 of the Companies Code (hereinafter referred to as "**CC**") we have the honor of reporting to you on a transaction equated with a demerger (hereinafter referred to as a "**partial demerger**") in which the assets and liabilities of the copper branch of activity of the limited liability company Umicore NV/SA (hereinafter referred to as "**Umicore**") will be transferred to a new limited liability company to be incorporated the name of which will be Cumerio (hereinafter referred to as "**Cumerio**").

For further details and a justification of the planned transaction, please also refer to the other documents which have been or will be drawn up in connection with this transaction, including the proposal by the Board of Directors of Umicore in accordance with Article 743 CC, the report of the Statutory Auditor of Umicore in accordance with Article 746 CC, the report of the external auditor appointed by the founder of Cumerio in accordance with Article 444 CC and the listing prospectus that will be published in connection with the listing of the shares in Cumerio in accordance with the Act of 22 April 2003 with respect to public offerings of securities (hereinafter referred to as the "**Act of 22 April 2003**") and the Royal Decree of 18 September 1990 on the prospectus to be published for the admission of securities to the first market of a securities exchange (hereinafter referred to as the "**Royal Decree of 18 September 1990**").

1 Identification of the planned transaction and description of the status of the assets and liabilities to be transferred in the partial demerger

The objective of the transaction is to spin off Umicore's copper branch of activity described in this section 1 below. From a legal and technical point of view, the partial demerger of Umicore will be effected through a partial demerger by the incorporation of a new legal entity, "Cumerio".

As a result of the partial demerger, the assets and liabilities relating to Umicore's copper branch of activity described in this section 1 below will be transferred from Umicore to Cumerio in exchange for the direct issue of shares in Cumerio to the shareholders of Umicore.

The following figures reflect the proposed transaction:

Current structure


Umicore
100%
100%
8.8%
Non copper subsidiaries
Umicore Copper NV/SA Belgium
Private investors
PASR Elfte Beteiligungs Austria
NFI Belgium
100%
1.97%
0.23%
97.8%
100%
Umicore Italia Italy
Umicore Med Bulgaria
Umicore Bulgaria Bulgaria
100%
Umicore Bulgaria Leasing Bulgaria

Structure after the partial demerger[1]


Cumerio
100%
100%
8.8%
Cumerio
Belgium
Belgium
Private
investors
Cumerio Austria
Austria
NFI
Belgium
100%
1.97%
0.23%
97.8%
100%
Cumerio Italia
Italia
Cumerio Med
Bulgaria
Cumerio
Bulgaria
Bulgaria
100%
Cumerio Bulgaria
Leasing
Bulgaria

The assets and liabilities relating to Umicore's copper branch of activity that will be transferred to Cumerio, as a result of the partial demerger of Umicore, are the following:

- financial assets:
  - Umicore's participating interest (consisting of all the issued shares, including the shares issued as a result of the capital increase effected on 1 March 2005 by Umicore in Umicore Copper NV/SA by contributing the cash converted from a certificate of deposit payable by Umicore Financial Services NV/SA to Umicore[2]) in Umicore Copper NV/SA, a company incorporated under the laws of Belgium, having its registered office at Broekstraat 31, Rue du Marais, 1000 Brussels;
  - Umicore's participating interest (consisting of all the issued shares) in P.A.S.R. Elfte Beteiligungs, a company incorporated under the laws of Austria, having its registered office at 17, Tuchlauben, 1014 Wien, Austria;

[1] The names mentioned in the figure may not be the final names of Cumerio's subsidiaries.

[2] The certificate of deposit, negotiable, redeemable before maturity, endorsable and payable by Umicore Financial Services NV/SA, on 29 April 2005, bearing interest as from 30 December 2004 mentioned in the 25 February 2005 partial demerger proposal was converted into cash, which cash was contributed by Umicore to the capital of Umicore Copper NV/SA on 1 March 2005.

- Umicore's participating interest (consisting of 3,383 of the 38,627 shares) in Non-Ferrous International NV, a company incorporated under the laws of Belgium, having its registered office at Vlamingstraat 4B, 8560 Wevelgem;
- the subordinated loan granted by Umicore to Non-Ferrous International NV.

- provisions for liabilities and charges:
  - long term obligations relating to the employees to be transferred from Umicore to Cumerio, namely 5 Umicore executives and 3 Umicore employees, subject to their consent, for post-employment benefits (pension) and other long term benefits (jubilee premiums and other benefits);
  - short term employee benefit liabilities relating to the employees to be transferred from Umicore to Cumerio, namely 5 Umicore executives and 3 Umicore employees, subject to their consent, for accrued bonus and holiday pay.

  All rights and obligations with respect to the employment contracts of these employees will be transferred to Cumerio.

- other agreements, commitments, liabilities and allocation thereof between Umicore and Cumerio:

  Except as otherwise indicated herein, all liabilities, including off balance sheet liabilities, relating to the assets transferred to Cumerio will be assumed by Cumerio. Moreover, if Umicore would be requested to post a security relating to the above-mentioned items in accordance with Article 684 CC, Cumerio will indemnify and hold Umicore harmless for the damage suffered. In addition, Cumerio will indemnify and hold Umicore harmless for the damage suffered for a payment relating to the above-mentioned items made by Umicore in accordance with Article 686 CC.

  All agreements, guarantees and similar arrangements made or granted by Umicore in relation to the assets and liabilities to be transferred to Cumerio in accordance with the partial demerger proposal (including for the avoidance of doubt, in relation to the assets, liabilities and activities of the companies the shares of which will be directly or indirectly transferred to Cumerio in accordance with the partial demerger proposal) will be assigned to Cumerio subject, where applicable, to the consent of the beneficiaries. In the case where these agreements, guarantees and other arrangements cannot be formally assigned, Cumerio will be deemed, vis-à-vis Umicore, as the beneficial owner of all related rights and will assume all obligations and liabilities thereof, as if those agreements, guarantees and similar arrangements had been formally assigned; Cumerio will indemnify and hold Umicore harmless for any damage suffered in this respect.

  In the Environment, Health and Safety areas, all liabilities related to the assets to be transferred will be assumed by Cumerio or by its affiliates, as the case may be, with the exception of any liabilities related to historical pollution as defined in the clean-up project to be agreed with the Flemish authorities (the "Historical Pollution") for the site located in Olen, which will be assumed under certain conditions by Umicore. Umicore will also assume all liabilities for Historical Pollution, if any, outside of the area owned by Umicore Copper NV/SA in Olen but which would have originated from that area.

A pro rata share of the existing tax assets of Umicore (investment deduction) will be transferred to Cumerio.

The composition of the assets and liabilities of Umicore before the partial demerger, the composition of the assets and liabilities of Umicore after the partial demerger and the composition of the assets and liabilities of Cumerio after the partial demerger are summarized in the statutory pro forma balance sheets attached as **Appendix 1** to this report. These pro forma balance sheets have been drawn up after allocation of the results as proposed by the Board of Directors of Umicore.

The net assets of Umicore taken into account in the evaluation of the details of the transaction are those shown in the balance sheet attached as **Appendix 1** to this report.

Umicore and Cumerio will assume the responsibility for the prospectus that will be issued in view of the admission of the Cumerio shares and VVPR strips to listing on the First Market of Euronext Brussels. Without prejudice to Article 17 of the Act of 22 April 2003, any liability resulting from this prospectus will be divided between both companies in a proportion of 15% for Cumerio and 85% for Umicore.

All assets and liabilities of Umicore not expressly allocated to Cumerio in the current report will remain with Umicore.

2 Explanation and justification of the transaction from a legal and business viewpoint

2.1 Desirability of the transaction

There are numerous reasons for the partial demerger of Umicore. We list the most important of these below.

2.1.1 General

The decision to establish Cumerio as a separate listed company is in line with Umicore's stated strategy to focus on specialty materials. The PMG acquisition in 2003 was an important step in this shift in strategic focus.

Over the years, Umicore has successfully turned around its copper business during the low cycle in the copper market and has created one of the leading and most efficient European copper producers. As a separate company, Cumerio will be well placed to benefit from improving market fundamentals, given the recent upturn in the copper market. Cumerio will also have direct access to the capital markets and will be better positioned to pursue its own strategic objectives and to fully participate in the future growth of the sector.

The transaction structure is believed to provide a value-enhancing proposition to the shareholders of Umicore and the separate listing should allow Cumerio to attract the most appropriate investor base.

2.1.2 Greater freedom for Cumerio to pursue its own strategic agenda

Cumerio's business dynamics diverge in many ways from those of Umicore's other operations. The copper market is a business that follows a cycle that is generally determined by external drivers such as concentrates balance, refining capacities and demand for end products. The duration of

this cycle requires a long term approach in terms of operational and strategic planning. The competitive environment for copper is mainly determined by cost-related factors (economies of scale, cost efficiency, capacity utilization, etc.), contrary to Umicore's other more innovation & technology-oriented businesses.

By operating as a stand-alone entity, Cumerio will be able to develop its own strategy without having to consider constraints on capital allocation other than its own. Combined with the advantage of a more focused and dedicated management team, this should enhance Cumerio's future growth prospects. Cumerio's renewed strategic flexibility will in particular allow it to pursue growth in the South East European region, through both organic and external growth initiatives, while evaluating potential consolidation opportunities in selective downstream market segments.

Cumerio's capital structure, as reflected in its pro forma opening balance sheet, and anticipated strong free cash flow generation, are expected to provide Cumerio with the necessary financing flexibility to implement its strategy. As a stand-alone entity, Cumerio's available financial resources will be exclusively dedicated to the expansion of the business and to the provision of attractive shareholder remuneration.

2.1.3 Favorable outlook for TC/RCs

The current market upturn is expected to create in copper fundamentals a strong business momentum for copper smelters & refiners.

Given Cumerio's sensitivity to changes in market conditions – treatment and refining charges ("**TC/RCs**") and producer premium in particular – the copper market upturn seen for the past few months should result in a substantial improvement of Cumerio's earnings starting from 2005, more than offsetting the effect of the weaker USD/EUR exchange rate. Most sector specialists expect that the anticipated higher availability of copper concentrates should continue to translate into high TC/RCs.

2.1.4 State-of-the-art assets with a unique geographic positioning

Cumerio is a leading producer of copper products in Europe with strong market shares in several products such as copper wire rod. Thanks to a longstanding expertise, Cumerio's copper products and services are widely accepted as a market reference for quality.

Following the strategic acquisition of the Pirdop smelter in Bulgaria in 1997, Cumerio's management has successfully implemented a comprehensive turnaround at Pirdop, with investments in excess of USD 150 million, resulting in a radically improved site productivity. Today, the Pirdop smelter is considered as one of Europe's most efficient copper smelters operating in a low cost environment. The Pirdop smelter is also the only state-of-the-art smelter in South East Europe and this makes the Pirdop plant the natural hub for the copper industry in the region.

Cumerio also operates a modern, highly efficient refinery at its Olen site in Belgium. Following a number of productivity improvement initiatives over the years, the Olen refinery is viewed as one of the most productive copper refineries in Europe.

2.1.5 Increasing value transparency and attracting a dedicated investor base

Umicore's Board of Directors is confident that the partial demerger process will increase the value transparency for both Umicore and Cumerio, resulting in a market valuation more in line with the peers relevant to each business.

The separate listing of Cumerio as a pure copper player will allow investors to invest in a specialized company with an exposure to the copper smelting and refining industry. Cumerio is expected to attract existing and new investors, seeking a direct exposure to the sector.

2.2 Conditions and manner in which the partial demerger will take place

From a practical point of view, a proposal will be made to an Extraordinary Shareholders Meeting of Umicore to be held on 13 April 2005 (or on or around 28 April 2005 if the required quorum of shares representing at least half of the capital of Umicore is not obtained for this first meeting) to spin off the assets and liabilities relating to Umicore's copper branch of activity into Cumerio in exchange for the issue to the shareholders of Umicore of new shares in Cumerio and to incorporate Cumerio.

Since Umicore is a listed company, an application will also be made for the admission to listing of the Cumerio shares and VVPR strips on the First Market of Euronext Brussels.

To this end, in addition to the required formalities under the Companies Code, Umicore will prepare a listing prospectus pursuant to the Act of 22 April 2003 and the Royal Decree of 18 September 1990 and request the approval thereof by the Belgian Banking, Finance and Insurance Commission.

It is planned that the company law and financial law procedures will take place in parallel in order to meet the deadline of 13 April 2005, the date of the Extraordinary Shareholders Meeting of Umicore.

Umicore's transactions in connection with the assets and liabilities relating to its copper branch of activity to be transferred to Cumerio will be regarded from a tax and accounting point of view as having been performed for the account of Cumerio as from 1 January 2005.

The shares to be issued by Cumerio will participate in Cumerio's profits and will be entitled to receive dividends as from the date on which the partial demerger comes into effect from an accounting point of view in accordance with the paragraph above, *i.e.* as of 1 January 2005.

2.3 Consequences of the partial demerger

As a result of the partial demerger, the assets and liabilities of Umicore relating to its copper branch of activity described in section 1 above will automatically be transferred from Umicore to Cumerio in exchange for the issue of shares in Cumerio to the shareholders of Umicore. Subject to certain limited exceptions, the partial demerger and the automatic transfer of the assets and liabilities of the copper branch of activity described in section 1 above from Umicore to Cumerio will be enforceable vis-à-vis third parties by virtue of the publication in the Belgian State Gazette of the notarial deeds establishing the closing of the partial demerger.

The objectives set out in section 2.1 above will be achieved by the partial demerger.

2.4 Indicative initial reference price range of the Cumerio shares

Umicore has, as part of its determination of the indicative initial reference price range of the Cumerio shares, considered a valuation report from UBS Investment Bank.

The valuation report prepared by UBS Investment Bank considered two methods commonly used by financial analysts to assess the value of a company, namely:

- the discounted cash flows or "DCF" method, which is based on the discounting of the operating free cash flows that a company is expected to generate. This method is frequently used by equity analysts for valuing companies in the smelting sector and can be constructed such that it takes into account the cyclical nature of the copper smelting industry; and
- the peer benchmarking method, which is based on market valuation ratios of a selected group of comparable listed companies, which is the other method frequently used by equity analysts to value companies in the smelting sector, such as Cumerio.

UBS Investment Bank did not use the following other methodologies as they were regarded as not appropriate in coming up with a valuation, without change of control premium, of a cyclical business operating on a going concern basis:

- the net asset value;
- multiples of precedent transactions; and
- the liquidation value.

As a basis for its valuation report, UBS Investment Bank relied amongst others on Cumerio's business plan. UBS Investment Bank reviewed Cumerio's key business drivers as provided by Cumerio's management and used market forecasts for macro-economic, commodity price and TC/RCs assumptions. A sensitivity analysis was carried out to measure the effect of changes in operating and economic forecasts on Cumerio's valuation.

The above estimates and assumptions are inherently subject to significant business, financial, economic and other uncertainties and contingencies, and cannot be regarded as a representation by Umicore and UBS Investment Bank that these estimates and assumptions are correct or accurate.

After having reviewed the valuation results of both methods used by UBS Investment Bank in its valuation report and taking into account factors which could affect the trading/pricing of the Cumerio shares (such as technical market factors), the Board of Directors of Umicore has determined an indicative initial reference price range of the Cumerio shares of EUR 9.00 up to EUR 12.50. On the date of the closing of the partial demerger, the Board of Directors will fix and propose to Euronext Brussels the initial reference price of the Cumerio shares. Absent substantial changes in market conditions between the date of the UBS Investment Bank valuation report and the closing of the partial demerger, the initial reference price of the Cumerio shares is expected to be comprised within the above-mentioned range.

The initial reference price of the Umicore shares will be determined as the difference between (i) the closing price of the Umicore shares on the last trading day preceding the separate listing of the Cumerio shares and Umicore shares and (ii) the initial reference price of the Cumerio shares.

The initial reference prices of the Cumerio shares and the Umicore shares as calculated above will be determined solely to allow trading of the shares to commence on Euronext Brussels after the partial demerger, and should not be construed as indicative of the future prices of the Cumerio shares and the Umicore shares.

The initial reference prices of the Cumerio shares and Umicore shares will be made public prior to the listing of the Cumerio shares.

2.5 Proposed ratio for the distribution of the Cumerio shares and VVPR strips

Cumerio's capital will be represented by the same number of shares as representing Umicore's capital at the time of the partial demerger.

On the date of the partial demerger Umicore's share capital will be represented by a number of shares equal to the number of shares outstanding on 15 February 2005 (*i.e.* 25,527,200), increased by the number of Umicore shares issued between 15 February 2005 and the date of the Extraordinary Shareholders Meeting of Umicore approving the partial demerger as a result of the exercise of subscription rights granted under the existing Umicore stock option plans. One share in Cumerio per share in Umicore will be distributed to Umicore's shareholders. Holders of old shares of companies which merged with Umicore first have to exchange their old shares in groups of ten for one Umicore share in order to be able to receive one Cumerio share. In other words, holders of 1/10ths of Umicore shares coming from the former Acec shares first have to exchange these shares in groups of ten for one Umicore share in order to be able to receive one Cumerio share.

On the date of the partial demerger, Umicore will have issued a number of VVPR strips equal to the number of VVPR strips as at 15 February 2005 (*i.e.* 5,083,738), increased by the number of VVPR strips issued between 15 February 2005 and the date of the Extraordinary Shareholders Meeting of Umicore approving the partial demerger as a result of the exercise of subscription rights granted under the existing Umicore stock option plans. Umicore believes that there are reasonable arguments to defend that each Umicore VVPR strip will entitle the holder thereof to one Cumerio VVPR strip. One Cumerio VVPR strip per Umicore VVPR strip will thus be distributed to holders of Umicore VVPR strips.

The total number of Cumerio shares that will be distributed will thus be equal to the number of Umicore shares as at 15 February 2005 (*i.e.* 25,527,200), increased by the number of Umicore shares issued between 15 February 2005 and the date of the Extraordinary Shareholders Meeting of Umicore approving the partial demerger as a result of the exercise of subscription rights granted under the existing Umicore stock option plans.

The total number of Cumerio VVPR strips that will be distributed will thus be equal to the number of Umicore VVPR strips as at 15 February 2005 (*i.e.* 5,083,738), increased by the number of Umicore VVPR strips issued between 15 February 2005 and the date of the Extraordinary Shareholders Meeting of Umicore approving the partial demerger as a result of the exercise of subscription rights granted under the existing Umicore stock option plans.

The shares to be issued by Cumerio will have the same characteristics as the existing Umicore shares.

There will be no cash surplus paid to the shareholders of Umicore.

2.6 Methods for establishing the distribution ratio, the relative weight given to each method and the valuation each method produced

In view of the peculiarity of the partial demerger into a new company to be incorporated whereby each Umicore shareholder will receive one Cumerio share for one Umicore share, a discussion of the methods to determine the distribution ratio is not relevant.

2.7 Possible difficulties

No difficulties have arisen in determining the distribution ratio.

3 Canadian dollar exchange rate

The currency used in this report is the Euro (EUR). The official daily noon rate of exchange between the Euro and the Canadian dollar as reported by the Bank of Canada on 8 March 2005, the latest practical date, was approximately EUR 1.6232 = C$ 1.00.

The following table sets forth, for the periods indicated, certain information concerning the official rate of exchange between the Euro against the Canadian dollar as reported by the Bank of Canada. Such exchange rates were not used in the preparation of the financial information included in this report and this table should not be construed as a representation that the Euro, at present, could be converted at the rate indicated.

Canadian dollar exchange rates history

	2000	2001	2002	2003	2004
Closing rate[3]	1.4092	1.4185	1.6564	1.6280	1.6292
Average rate[4]	1.3704	1.3868	1.4832	1.5826	1.6169

*

* *

This report will be filed with the clerk's office of the commercial court of Brussels. A report drafted in accordance with Article 444 CC by the external auditor appointed by the founder of Cumerio will also be filed with the same clerk's office, concerning the contribution in kind to be made by Umicore to Cumerio if the partial demerger is approved by the Extraordinary Shareholders Meeting of Umicore.

We hereby invite you to approve the partial demerger.

Signed by two directors in three Dutch and three French originals on 9 March 2005 on the basis of a delegation given by the Board of Directors of Umicore on 21 February 2005. One Dutch and one French original will be filed in the file of Umicore at the clerk's office of the commercial court of Brussels, and the other two Dutch and French originals will be kept at the registered office of Umicore and Cumerio respectively.

Umicore, represented by two of its directors



Thomas Leysen
Director



Karel Vinck
Chairman

[3] Represents the noon rate as reported by the Bank of Canada on the last trading day of the year.

[4] Represents the yearly average of noon rates as reported by the Bank of Canada.

Pro forma statutory balance sheet as drawn up by the Board of Directors

31/12/2004	Umicore sa/nv 31/12/2004	Umicore sa/nv after partial demerger 01/01/2005	Cumerio sa/nv 01/01/2005
FIXED ASSETS	**3.369.211.366,19**	**3.067.298.949,01**	**301.912.417,18**
I. FORMATION EXPENSES	3.747.504,57	3.747.504,57	0,00
II. INTANGIBLE ASSETS	17.150.134,34	17.150.134,34	0,00
III. TANGIBLE ASSETS	288.025.445,72	288.025.445,72	0,00
A.Land and buildings	95.604.484,23	95.604.484,23	
B.Plant, machinery and equipment	170.330.041,30	170.330.041,30	
C.Furniture and vehicles	8.519.007,95	8.519.007,95	
D.Leasing and other similar rights	0,00	0,00	
E.Other tangible assets	3.192.846,17	3.192.846,17	
F.Assets under construction and advance payments	10.379.066,07	10.379.066,07	
IV.FINANCIAL ASSETS	3.060.288.281,56	2.758.375.864,38	301.912.417,18
A.Affiliated enterprises	3.030.952.054,62	2.750.262.768,35	280.689.286,27
B.Other enterprises linked by participating interests	25.568.820,05	4.345.689,14	21.223.130,91
C.Other financial assets.	3.767.406,89	3.767.406,89	
CURRENT ASSETS	**592.036.762,81**	**565.036.762,81**	**27.000.000,00**
V.AMOUNTS RECEIVABLE AFTER MORE THAN ONE YEAR	17.237.232,99	17.237.232,99	0,00
A.Trade debtors	73.416,03	73.416,03	
B.Other amounts receivable	17.163.816,96	17.163.816,96	
VI.STOCKS AND CONTRACTS IN PROGRESS	268.631.762,86	268.631.762,86	0,00
A.Stocks	268.631.762,86	268.631.762,86	
B.Contracts in progress	0,00	0,00	
VII.AMOUNTS RECEIVABLE WITHIN ONE YEAR	243.719.098,49	243.719.098,49	0,00
A.Trade debtors	161.181.703,90	161.181.703,90	
B.Other amounts receivable	82.537.394,59	82.537.394,59	
VIII.INVESTMENTS	51.402.585,70	24.402.585,70	27.000.000,00
A.Own shares	22.728.267,57	22.728.267,57	
B.Other investments and deposits	28.674.318,13	1.674.318,13	27.000.000,00
IX.CASH AT BANK AND IN HAND	4.016.211,16	4.016.211,16	0,00
X.DEFERRED CHARGES AND ACCRUED INCOME	7.029.871,61	7.029.871,61	0,00
TOTAL ASSETS	**3.961.248.129,00**	**3.632.335.711,82**	**328.912.417,18**

Pro forma statutory balance sheet as drawn up by the Board of Directors

31/12/2004	Umicore sa/nv	Umicore sa/nv after demerger	Cumerio sa/nv
CAPITAL AND RESERVES	**1.043.811.847,87**	**715.512.609,69**	**328.299.238,18**
I.CAPITAL	563.160.969,15	382.026.507,90	181.134.461,25
II.SHARE PREMIUM ACCOUNT	97.211.724,61	65.944.654,75	31.267.069,86
III.REVALUATION SURPLUS	97.823,47	97.823,47	0,00
IV.RESERVES	213.059.205,32	151.841.376,39	61.217.828,93
A.Legal reserves	45.485.007,59	30.855.260,86	14.629.746,73
B.Reserves not available for distribution	22.728.267,57	22.728.267,57	0,00
C.Untaxed reserves	144.845.930,16	98.257.847,96	46.588.082,20
D.Reserves available for distribution	0,00	0,00	0,00
V.RESULT CARRIED FORWARD	170.003.945,98	115.324.067,84	54.679.878,14
Vbis.RESULT FOR THE PERIOD	0,00	0,00	0,00
VI.INVESTMENT GRANTS	278.179,34	278.179,34	0,00
VII.A.PROV. FOR LIABILITIES AND CHARGES	**144.067.028,07**	**143.778.988,07**	**288.040,00**
1.Pensions and similar obligations	64.674.427,79	64.386.387,79	288.040,00
2.Taxation	0,00	0,00	
3.Major repairs and maintenance	6.382.728,79	6.382.728,79	
4.Other liabilities and charges	73.009.871,49	73.009.871,49	
CREDITORS	**2.773.369.253,06**	**2.773.044.114,06**	**325.139,00**
VIII.AMOUNTS PAYABLE AFTER MORE THAN ONE YEAR	1.587.079.325,81	1.587.079.325,81	0,00
A.Financial debts	1.587.002.478,81	1.587.002.478,81	
B.Trade debts	74.368,06	74.368,06	
D.Other amounts payable	2.478,94	2.478,94	
IX.AMOUNTS PAYABLE WITHIN ONE YEAR	1.113.934.139,64	1.113.609.000,64	325.139,00
A.Current portion of amounts payable after more than one year	189.837.000,00	189.837.000,00	
B.Financial debts	590.037.359,84	590.037.359,84	
C.Trade debts	211.646.393,72	211.646.393,72	
D.Advances received on contracts in progress	0,00	0,00	
E.Taxes, remuneration and social security	41.581.763,74	41.256.624,74	325.139,00
F.Other amounts payable	80.831.622,34	80.831.622,34	
X.ACCRUED CHARGES AND DEFERRED INCOME	72.355.787,61	72.355.787,61	0,00
TOTAL EQUITY AND LIABILITIES	**3.961.248.129,00**	**3.632.335.711,82**	**328.912.417,18**

The final composition of the "Capital and Reserves" of Cumerio sa/nv (for a total amount of 328,299,238.18 €) will be determined on the date of the Ordinary Shareholders Meeting of Umicore sa/nv, based on the final amount of the dividend payable for 2004 which depends on the number of treasury shares owned by Umicore sa/nv on that date.

UMICORE NV/SA

Limited Liability Company
Broekstraat 31, Rue du Marais, 1000 Brussels

VAT BE 0401.574.852
Register of Legal Entities Brussels

PROPOSAL FOR A TRANSACTION EQUATED WITH A DEMERGER

On 25 February 2005, in accordance with Article 677 in conjunction with Article 743 of the Companies Code (hereinafter referred to as "**CC**"), the Board of Directors of the limited liability company Umicore NV/SA (hereinafter referred to as "**Umicore**") drew up this proposal for a transaction equated with a demerger by means of a transfer of the assets and liabilities of Umicore's copper branch of activity to a new limited liability company to be incorporated and to be named "**Cumerio**".

This proposal will be filed at the clerk's office of the commercial court of Brussels at least six weeks before the first Extraordinary Shareholders Meeting of Umicore convened to approve the partial demerger.

The proposed transaction is a transaction equated with a demerger within the meaning of Article 677 CC (hereinafter referred to as a "**partial demerger**"), in which the assets and liabilities of Umicore's copper branch of activity will be transferred to a new company to be incorporated Cumerio without Umicore ceasing to exist and in which the shares in Cumerio to be issued as consideration will be directly distributed to the shareholders of Umicore. *Mutatis mutandis*, the transaction will be subject to the provisions of Book XI, Title II, Chapter III, Section II CC.

The proposed demerger aims at spinning off Umicore's copper branch of activity as described in section 9 below. This will be achieved by transferring the assets and liabilities of Umicore's copper branch of activity described in section 9 below to a new company to be incorporated with the name "Cumerio", the shares and VVPR strips of which will be listed and traded on the First Market of Euronext Brussels.

For further details and a justification of the planned transaction, please also refer to the other documents which will be drawn up in connection with this transaction, including the report by the Board of Directors of Umicore in accordance with Article 745 CC, the report of the Statutory Auditor of Umicore in accordance with Article 746 CC, the report of the external auditor appointed by the founder of Cumerio in accordance with Article 444 CC and the listing prospectus that will be published in connection with the listing of the shares in Cumerio in accordance with the Act of 22 April 2003 with respect to public offerings of securities (hereinafter referred to as the "**Act of 22 April 2003**") and the Royal Decree of 18 September 1990 on the prospectus to be published for the admission of securities to the first market of a securities exchange (hereinafter referred to as the "**Royal Decree of 18 September 1990**").

1 Legal form, name, purpose and registered office of the partially demerging company and the new company to be incorporated

1.1 The company which will carry out the partial demerger

The company which will carry out the partial demerger bears the name "Umicore". It has the legal form of a limited liability company. Umicore is a company that makes or that has made a public call on savings. Its registered office is located at Broekstraat 31, Rue du Marais, 1000 Brussels, and its enterprise number is 0401.574.852.

Umicore's purpose as set out in Article 3 of its articles of association is reproduced *verbatim* below:

"The objects for which the company is established shall be:

1) the design, manufacture, construction, purchase, sale, installation, maintenance and repair of all types of electrical, electronic, nuclear, mechanical or hydraulic objects, machines and devices and all accessories, as well as the preparation and transformation of the raw materials required for its activities;

2) the seeking out, setting up, acquisition, operation and management, for its own account or for the account of third parties, of all mining, metallurgical or chemical activities or enterprises related to the production of materials and to systems using these materials, as well as the conception, design, study, construction, procurement, commissioning and technical inspection or industrial installations;

3) the trade in products resulting from such activities and in equipment and supplies needed to produce or manufacture these products, as well as all operations, for its own account or for the account of third parties, relating to the trade, storage, handling and transport of all products.

It may use the resources that it possesses to perform all services conducive to the attainment of its objects.

It may take out and make use of all patents relating directly and indirectly to its activities; it may also purchase and acquire by any other means such patents or licenses and make use of them.

It may carry out all real-estate activities in any legal form, including the purchase, sale, leasing and renting of real estate, the issuing of real estate income certificates or land certificates or the management of real estate properties.

It may perform all industrial, financial and commercial operations related directly or indirectly to the objects listed above, including applying for, acquiring or selling concessions.

In addition to the activities described in the preceding paragraphs, the company's objects include becoming involved, by way of contributions, mergers, absorptions, subscriptions, acquisitions of participating interests, or any other manner, in, and more generally lending its financial support in whatever form to, any enterprise, association or corporation the purpose of which is similar to, connected with, or conducive to the attainment of its objects.

The company may attain its objects in Belgium or abroad, directly or indirectly, in its own name or for the account of third parties, alone or in association, by carrying out all operations conducive to the attainment of the said objects or those of the corporations, associations and establishments in which it holds an interest."

The company will be referred to hereinafter as "**Umicore**" or "**the partially demerging company**".

1.2 The company to which the assets and liabilities relating to Umicore's copper branch of activity will be transferred by way of the partial demerger

The receiving company will be the new company to be incorporated the name of which will be "**Cumerio**". It will have the legal form of a limited liability company, and its registered office will be located at Broekstraat 31, Rue du Marais, 1000 Brussels.

The company's purpose will be as follows:

"The purpose for which the Company is incorporated is the carrying out of the following activities, in Belgium or abroad, directly or indirectly, for its own account or for the account of third parties, alone or in association with third parties:

- *the acquisition, ownership, management and transfer, by means of purchase, contribution, sale, exchange, assignment, merger, split, subscription, financial intervention, exercise of rights or otherwise, of any participating interest in any business or branch of activity, and in any company, partnership, enterprise, establishment, association or foundation which does or may in the future exist;*
- *the purchase, subscription, exchange, assignment, sale and transfer of, and all other similar operations relating to, every kind of transferable security, share, bond, subscription right, option and government stock;*
- *the smelting, refining, transforming, recycling and marketing of copper, copper alloys and products derived from copper and the carrying out of all financial, manufacturing, commercial and civil operations relating to copper activities.*

The Company may take out, make use of, purchase, acquire or transfer all forms of intellectual property rights relating directly or indirectly to its activities and may undertake research activities.

The Company may acquire, rent, lease, fabricate, manage, transfer or exchange any personal or real property, with or without substance. It may carry out all real estate activities in any legal form, including the purchase, sale, leasing and renting of real estate, the issuing of real estate income certificates or land certificates and the management of real estate properties.

The Company may grant loans of any kind, duration or amount. It may secure its own obligations or obligations of third parties, notably by providing guarantees and by mortgaging or pledging its assets, including its own commercial undertaking (handelszaak / fonds de commerce).

The Company may exercise the functions of director, manager or liquidator in companies or associations. It may supervise and control such companies or associations.

In general, the Company may undertake all commercial, industrial and financial operations directly or indirectly related to its purpose and all action which could facilitate the realization of its purpose."

The company will be referred to hereinafter as "**Cumerio**" or "**the receiving company**".

2 Ratio for the distribution of the Cumerio shares and VVPR strips – No cash surplus

The shares to be issued by Cumerio as consideration for the contribution of the assets and liabilities relating Umicore's copper branch of activity to Cumerio will be distributed to the shareholders of Umicore in proportion to their shareholding in Umicore.

On the date of the partial demerger Umicore's share capital will be represented by a number of shares equal to the number of shares outstanding on 15 February 2005 (*i.e.* 25,527,200), increased by the number of Umicore shares issued between 15 February 2005 and the date of the Extraordinary Shareholders Meeting of Umicore approving the partial demerger as a result of the exercise of subscription rights granted under the existing Umicore stock option plans. One share in Cumerio per share in Umicore will be distributed to Umicore's shareholders. Holders of old shares of companies which merged with Umicore first have to exchange their old shares in groups of ten for one Umicore share in order to be able to receive one Cumerio share.

On the date of the partial demerger, Umicore will have issued a number of VVPR strips equal to the number of VVPR strips as at 15 February 2005 (*i.e.* 5,083,738), increased by the number of VVPR strips issued between 15 February 2005 and the date of the Extraordinary Shareholders Meeting of Umicore approving the partial demerger as a result of the exercise of subscription rights granted under the existing Umicore stock option plans. Umicore believes that there are reasonable arguments to defend that each Umicore VVPR strip will entitle the holder thereof to one Cumerio VVPR strip. One Cumerio VVPR strip per Umicore VVPR strip will thus be distributed to holders of Umicore VVPR strips.

The total number of Cumerio shares that will be distributed will thus be equal to the number of Umicore shares as at 15 February 2005 (*i.e.* 25,527,200), increased by the number of Umicore shares issued between 15 February 2005 and the date of the Extraordinary Shareholders Meeting of Umicore approving the partial demerger as a result of the exercise of subscription rights granted under the existing Umicore stock option plans.

The total number of Cumerio VVPR strips that will be distributed will thus be equal to the number of Umicore VVPR strips as at 15 February 2005 (*i.e.* 5,083,738), increased by the number of Umicore VVPR strips issued between 15 February 2005 and the date of the Extraordinary Shareholders Meeting of Umicore approving the partial demerger as a result of the exercise of subscription rights granted under the existing Umicore stock option plans.

The shares to be issued by Cumerio will have the same characteristics as the existing Umicore shares.

There will be no cash surplus paid to the shareholders of Umicore.

3 Manner in which the shares and VVPR strips in the receiving company will be issued

3.1 Form of the issued shares

The Cumerio shares to be distributed to Umicore's shareholders will be either registered or bearer, depending on the form of the Umicore shares held by them.

In accordance with Article 7 of the articles of association of Umicore, Umicore shares may be registered, bearer or dematerialized. At present, however, Umicore shares are exclusively registered or bearer.

3.1.1 For holders of Umicore registered shares

As a result of the partial demerger, holders of Umicore registered shares will automatically be registered as holders of Cumerio registered shares in the share register of Cumerio in accordance with the above-mentioned ratio.

The Board of Directors of Cumerio will draw up the Cumerio share register and record the identity of the holders of registered shares and the number of shares distributed to them at the latest on the first banking day after the Extraordinary Shareholders Meeting of Umicore which will approve the partial demerger. Within a period of one month of the date of this Extraordinary Shareholders Meeting, the Board of Directors of Cumerio will, upon request, also send a certificate of registration to each shareholder registered in the share register, mentioning the number of registered shares held in Cumerio.

The basis used here will be the shareholders' structure of Umicore (before the partial demerger) as apparent from that company's share register on the date of the partial demerger.

3.1.2 For holders of Umicore bearer shares

(i) Bearer shares not held in a securities account

Shareholders with Umicore shares not held in a securities account will be invited to go to a branch of the financial institutions mentioned in the listing prospectus with coupon no. 14 of their Umicore shares. This may be done from the first banking day after the Extraordinary Shareholders Meeting of Umicore which will approve the partial demerger. For more information about this listing prospectus, please refer to section 3.3 below.

Upon presentation of one or more such coupons the holders of Umicore bearer shares will receive a corresponding number of Cumerio bearer shares, in accordance with the above-mentioned ratio, in the following form:

- in the securities account they hold at their financial institution
- if they expressly request so, the shareholders will receive their shares in printed form. The printed Cumerio bearer shares will have coupons no. 1 up to and including 30 attached and will in principle be available no later than three

months after the Extraordinary Shareholders Meeting of Umicore which will approve the partial demerger. In anticipation of the physical delivery of the new Cumerio shares, these shares will be represented by one or more global certificates and will only be available in a securities account at a financial institution of the shareholder's choice.

(ii) Bearer shares held in a securities account

For all Umicore shares held in a securities account at a financial institution, the partial demerger will automatically be effected on the account on the first banking day after the Extraordinary Shareholders Meeting of Umicore which will approve the partial demerger. The corresponding number of Cumerio shares will automatically be recorded in the securities accounts of the Umicore shareholders, in accordance with the above-mentioned ratio.

3.1.3 Conversion of the form of the distributed shares

The holders of Cumerio shares may request the conversion of their shares into shares of another form at any time and at their own expense, insofar as this form is provided for the relevant security in sections 3.1.1 and 3.1.2 above.

3.2 For holders of Umicore VVPR strips

The Cumerio VVPR strips will be represented by one global certificate and will be available in a securities account at a financial institution of the shareholder's choice.

3.3 Listing of the Cumerio shares and VVPR strips

The Board of Directors of Umicore (as founder of the new company to be incorporated Cumerio) intends to apply for the admission of the Cumerio shares and VVPR strips to listing on the First Market of Euronext Brussels. Subject to approval by the Market Authority of Euronext Brussels, the Cumerio shares and VVPR strips will be traded on the first trading day after the Extraordinary Shareholders Meeting of Umicore which will approve the partial demerger.

In connection with this request for admission to listing, the Board of Directors of Umicore, as founder of the new company to be incorporated Cumerio, will prepare a listing prospectus in accordance with the provisions of the Royal Decree of 18 September 1990.

In line with the view of the Minister of Finance with regard to mergers, as reflected in the parliamentary preparation of the Royal Decree of 18 November 1996, the Board of Directors of Umicore is of the opinion that the tax of 0.6% on the delivery of bearer securities does not apply to the physical delivery of the Cumerio shares to be issued as a result of the partial demerger. The same reasoning applies with regard to the stamp tax on securities transactions. Furthermore, pursuant to the amendments to Belgian tax law resulting from the 27 December 2004 Program Act, no stamp tax on securities transactions and no tax on the physical delivery of bearer securities will be due upon the issuance of the Cumerio shares.

4 Date from which the transactions of the partially demerging company will be regarded from an accounting point of view as having been performed for the account of the receiving company

Umicore's transactions in connection with the assets and liabilities relating to its copper branch of activity to be transferred to Cumerio will be regarded from an accounting point of view as having been performed for the account of Cumerio as from 1 January 2005.

5 Date from which the new shares are entitled to a share in the profits – Special rules regarding this entitlement

The shares to be issued by Cumerio will participate in Cumerio's profits and will be entitled to receive dividends as from the date on which the partial demerger comes into effect from an accounting point of view pursuant to section 4 above, *i.e.* as of 1 January 2005.

There are no special rules regarding this entitlement.

6 Rights granted by the receiving company to the shareholders of the partially demerging company who have special rights and to the holders of securities other than shares, or the measures proposed vis-à-vis them

Except as set out in section 6.2 below regarding the VVPR status of certain Umicore shares, none of the Umicore shareholders have special rights and all the Umicore shares have the same characteristics and the same rights.

Umicore has issued certain securities other than shares, namely subscription rights. These subscription rights are used, along with purchase options on existing Umicore shares, to manage the Umicore stock option plans as described in section 6.1 below. The effect of the partial demerger on the holders of Umicore subscription rights and Umicore stock options is set out in section 6.1 below. There are no securities issued by Umicore other than shares and subscription rights.

6.1 Umicore stock option plans and subscription rights

6.1.1 General

Plan	Expiry date	Exercise	Exercise price (the exercise price may be higher in certain countries)	Number of options still to be exercised[1]
Subscription rights 1994-1998	20.03.2006 20.03.2007 20.03.2008	at any time except for the last 10 or 11 days of March, June, September and December	€54.98 €55.23 €62.96	1,000 1,000 1,000
				3,000
ESOP 1999 (10 years)	10.06.2009	once a year: from 20 May until 10 June	€36.60 €37.29	134,980 50,920
				185,900
ISOP 2000 (7 years)	13.03.2007 (31.05.2007 in certain countries other than Belgium)	all working days of Euronext Brussels	€30.50 €34.78 €32.57 €39.50	80,215 23,000 23,420 750
				127,385
ISOP 2001 (7 years)	14.03.2008	all working days of Euronext Brussels	€42.43 €41.44 €41.80	246,785 23,580 2,575
				272,940
ISOP 2002 (7 years)	14.03.2009	all working days of Euronext Brussels	€48.15 €46.11 €37.02	320,570 26,510 4,150
				351,230
ISOP 2003 (7 years)	13.03.2010	all working days of Euronext Brussels	€34.18 €35.10 €44.00	302,905 24,530 13,000
				340,435
ISOP 2004 (7 years)	11.03.2011	all working days of Euronext Brussels from 1 March 2005	€52.05 €53.70	97,800 33,500
				131,300
Total				**1,412,190**

[1] Situation as at 1 February 2005.

ESOP refers to "Employee Stock Option Plan" (worldwide plan for blue collars, white collars and managers). ISOP refers to "Incentive Stock Option Plan" (worldwide plan for managers).

All options issued under the ESOP 1999, ISOP 2000 and ISOP 2004 were issued as subscription rights, each giving the holder the right to subscribe to one new share in Umicore. All options issued under the ISOP 2001, ISOP 2002 and ISOP 2003 were issued as options to purchase existing shares. These options were replaced by subscription rights by decision of the Board of Directors on 13 April 2004.

Nevertheless, Umicore has the authorization either to create new shares or to deliver existing shares that it holds, at its discretion.

6.1.2 Options and subscription rights status following the partial demerger of Umicore

In order to safeguard the interests of the holders of options and subscription rights and to protect them against any adverse effect of the partial demerger on the value of their stock options, the exercise price of the options and of the subscription rights will be adjusted downwards in accordance with the formula set forth below.

The exercise price of the stock options and subscription rights mentioned in each stock option plan will be reduced by an amount in Euro equal to the initial reference price of the Cumerio shares determined by the Board of Directors of Umicore and proposed to Euronext Brussels in view of the first listing of the Cumerio shares on the First Market of Euronext Brussels.

6.2 VVPR strips

The following section describes Umicore's understanding of the status of the VVPR strips ("*verlaagde voorheffing*"/"*précompte réduit*") issued by Umicore and the impact of the partial demerger on the VVPR strips.

6.2.1 General

As at 15 February 2005, Umicore issued 5,083,738 VVPR strips which entitle the holder thereof to a reduced withholding tax rate on dividends on Umicore shares of 15% instead of 25%. The right to benefit from such reduced rate is incorporated in VVPR strips that are listed separately on the First Market of Euronext Brussels.

6.2.2 Status of the VVPR strips following the partial demerger of Umicore

Umicore believes that there are reasonable arguments to defend that each Umicore VVPR strip will entitle the holder thereof to one Cumerio VVPR strip.

7 Remuneration of the Statutory Auditor of Umicore for the report referred to in Article 746 CC and other services

The remuneration to be paid by Umicore to its Statutory Auditor, PricewaterhouseCoopers *Bedrijfsrevisoren/Reviseurs d'Entreprises*, represented by Mr. Robert Peirce and Mr. Luc Discry, for all services required in connection with aforementioned transaction under the

terms of the CC (including the report on the partial demerger proposal in accordance with Article 746 CC and the report as external auditor appointed by the founder of Cumerio on the contribution in kind in accordance with Article 444 CC) will amount to EUR 58,000.00.

8 Special benefits for the members of the management bodies of the companies involved in the partial demerger

No special benefits will be granted to the members of the management bodies of Umicore and/or Cumerio.

9 Accurate description and allocation of the assets and liabilities that will be transferred to the receiving company

The assets and liabilities relating to Umicore's copper branch of activity that will be transferred to Cumerio as a result of the partial demerger of Umicore, are the following:

- financial assets:
  - Umicore's participating interest (consisting of all the issued shares, including the shares to be issued as a result of the planned capital increase, mentioned in the fifth bullet point, to be effected by Umicore in Umicore Copper NV/SA between the date of this partial demerger proposal and the date of the Extraordinary Shareholders Meeting of Umicore approving the partial demerger) in Umicore Copper NV/SA, a company incorporated under the laws of Belgium, having its registered office at Broekstraat 31, Rue du Marais, 1000 Brussels;
  - Umicore's participating interest (consisting of all the issued shares) in P.A.S.R. Elfte Beteiligungs, a company incorporated under the laws of Austria, having its registered office at 17, Tuchlauben, 1014 Wien, Austria;
  - Umicore's participating interest (consisting of 3,383 of the 38,627 issued shares) in Non-Ferrous International NV, a company incorporated under the laws of Belgium, having its registered office at Vlamingstraat 4B, 8500 Wevelgem;
  - the subordinated loan granted by Umicore to Non-Ferrous International NV;
  - a certificate of deposit, negotiable, redeemable before maturity, endorsable and payable by Umicore Financial Services NV/SA, on 29 April 2005, bearing interest as from 30 December 2004, it being understood that before maturity, this certificate of deposit will be converted into cash, which cash will be contributed by Umicore to the capital of Umicore Copper NV/SA between the date of this partial demerger proposal and the date of the Extraordinary Shareholders Meeting of Umicore approving the partial demerger.
- provisions for liabilities and charges:
  - long term obligations relating to the employees to be transferred from Umicore to Cumerio, namely 5 Umicore executives and 3 Umicore employees, subject to their consent, for post-employment benefits

(pension) and other long term benefits (jubilee premiums and other benefits);

- short term employee benefit liabilities relating to the employees to be transferred from Umicore to Cumerio, namely 5 Umicore executives and 3 Umicore employees, subject to their consent, for accrued bonus and holiday pay.

All rights and obligations with respect to the employment contracts of these employees will be transferred to Cumerio.

- other agreements, commitments, liabilities and allocation thereof between Umicore and Cumerio:

  Except as otherwise indicated herein, all liabilities, including off balance sheet liabilities, relating to the assets transferred to Cumerio will be assumed by Cumerio. Moreover, if Umicore would be requested to post a security relating to the above-mentioned items in accordance with Article 684 CC, Cumerio will indemnify and hold Umicore harmless for the damage suffered. In addition, Cumerio will indemnify and hold Umicore harmless for the damage suffered for a payment relating to the above-mentioned items made by Umicore in accordance with Article 686 CC.

  All agreements, guarantees and similar arrangements made or granted by Umicore in relation to the assets and liabilities to be transferred to Cumerio in accordance with this partial demerger proposal (including for the avoidance of doubt, in relation to the assets, liabilities and activities of the companies the shares of which will be directly or indirectly transferred to Cumerio in accordance with this partial demerger proposal) will be assigned to Cumerio subject, where applicable, to the consent of the beneficiaries. In the case where these agreements, guarantees and other arrangements cannot be formally assigned, Cumerio will be deemed, vis-à-vis Umicore, as the beneficial owner of all related rights and will assume all obligations and liabilities thereof, as if those agreements, guarantees and similar arrangements had been formally assigned; Cumerio will indemnify and hold Umicore harmless for any damage suffered in this respect.

  In the Environment, Health and Safety areas, all liabilities related to the assets to be transferred will be assumed by Cumerio or by its affiliates, as the case may be, with the exception of any liabilities related to historical pollution as defined in the clean-up project to be agreed with the Flemish authorities (the "Historical Pollution") for the site located in Olen, which will be assumed under certain conditions by Umicore. Umicore will also assume all liabilities for Historical Pollution, if any, outside of the area owned by Umicore Copper NV/SA in Olen but which would have originated from that area.

  A pro rata share of the existing tax assets of Umicore (investment deduction) will be transferred to Cumerio.

The composition of the assets and liabilities of Umicore before the partial demerger, the composition of the assets and liabilities of Umicore after the partial demerger and the composition of the assets and liabilities of Cumerio after the partial demerger are summarized in the statutory pro forma balance sheets attached as **Appendix 1** to this proposal. These pro forma balance sheets have been drawn up after allocation of the results as proposed by the Board of Directors of Umicore.

The net assets of Umicore taken into account in the evaluation of the details of the transaction are those shown in the balance sheet attached as **Appendix 1** to this proposal.

Umicore and Cumerio will assume the responsibility for the prospectus that will be issued in view of the admission of the Cumerio shares and VVPR strips to listing on the First Market of Euronext Brussels. Without prejudice to Article 17 of the Act of 22 April 2003, any liability resulting from this prospectus will be divided between both companies in a proportion of 15% for Cumerio and 85% for Umicore.

All assets and liabilities of Umicore not expressly allocated to Cumerio in the current proposal will remain with Umicore.

10 Distribution among the shareholders of the partially demerging company of the shares in the receiving company as well as the criterion on which the distribution is based

All shares to be issued by Cumerio in connection with the contribution of the assets and liabilities described in section 9 above following the partial demerger of Umicore will be directly distributed by Cumerio to the shareholders of Umicore.

The allocation of the Cumerio shares between the shareholders of Umicore will be based on the percentage that the shares held by each shareholder represent in the share capital of Umicore.

Each Umicore shareholder will therefore receive a number of shares in Cumerio representing the same percentage of Cumerio's capital as the percentage of Umicore's capital. Each holder of Umicore VVPR strips will receive an equal number of Cumerio VVPR strips.

11 Costs

Cumerio and Umicore (after the partial demerger) will distribute the total cost of the planned transaction among each other in a proportion of 15% for Cumerio and 85% for Umicore.

12 Extraordinary Shareholders Meeting

The target date for the approval of this partial demerger proposal and the incorporation of Cumerio by the Extraordinary Shareholders Meeting of Umicore is 13 April 2005. If the required quorum of shares representing at least half of the capital of Umicore is not reached, a second Extraordinary Shareholders Meeting of Umicore with the same agenda will be convened to be held on or around 28 April 2005.

13 Filing

This partial demerger proposal will be filed on behalf of Umicore at the clerk's office of the commercial court of Brussels at least six weeks before the first Extraordinary Shareholders Meeting of Umicore convened to approve the partial demerger.

14 Canadian dollar exchange rate

The currency used in this proposal is the Euro (EUR). The official daily noon rate of exchange between the Euro and the Canadian dollar as reported by the Bank of Canada on 24 February 2005, the latest practical date, was approximately EUR 1.6400 = C$ 1.00.

The following table sets forth, for the periods indicated, certain information concerning the official rate of exchange between the Euro against the Canadian dollar as reported by the Bank of Canada. Such exchange rates were not used in the preparation of the financial information included in this proposal and this table should not be construed as a representation that the Euro, at present, could be converted at the rate indicated.

Canadian dollar exchange rates history

	2000	2001	2002	2003	2004
Closing rate[2]	1.4092	1.4185	1.6564	1.6280	1.6292
Average rate[3]	1.3704	1.3868	1.4832	1.5826	1.6169

We hereby invite you to approve the partial demerger.

Drawn up in three Dutch and three French originals on 25 February 2005. One Dutch and one French original will be filed in the file of Umicore at the clerk's office of the commercial court of Brussels, and the other two Dutch and French originals will be kept at the registered office of the partially demerging company and the receiving company respectively.

Umicore NV/SA, represented by two of its directors

Thomas Leysen	Karel Vinck
Director	Director

[2] Represents the noon rate as reported by the Bank of Canada on the last trading day of the year.

[3] Represents the yearly average of noon rates as reported by the Bank of Canada.

UMICORE NV/SA

Limited Liability Company
Broekstraat 31, Rue du Marais, 1000 Brussels

VAT BE 0401.574.852
Register of Legal Entities Brussels

The shareholders are invited to attend the extraordinary general meeting, which will be held on Wednesday 13 April 2005, at 4 p.m., just before the ordinary general meeting which will take place at 5 p.m., at the company's registered office Broekstraat 31, rue du Marais, 1000 Brussels.

In order for the following resolutions to be validly adopted, the attendance conditions set out in articles 558 and 751 of the Companies Code (hereinafter "**CC**") must be complied with *i.e.* shareholders present or represented at the meeting must hold at least half of the capital. If these conditions are not met a new extraordinary general meeting would be convened on Thursday 28 April 2005 at 9 a.m. This second meeting would deliberate validly irrespective of the number of shares represented.

In order to facilitate the set-up of the attendance lists on 13 April 2005, shareholders and/or their representatives are welcome for registration as from 3 p.m.

AGENDA OF THE EXTRAORDINARY GENERAL MEETING

1 PARTIAL DEMERGER OF UMICORE BY INCORPORATION OF A NEW COMPANY CUMERIO

1.1 SUBMISSION, EXAMINATION AND DISCUSSION OF THE FOLLOWING DOCUMENTS:

- the proposal for a transaction equated to a demerger (hereinafter "**partial demerger**") prepared by the board of directors of Umicore, in accordance with article 677 juncto 743 CC and filed at the clerk's office of the Commercial Court of Brussels on 1 March 2005;
- the report prepared by the board of directors of Umicore with respect to the partial demerger, in accordance with article 677 juncto 745 CC;
- the report prepared by PricewaterhouseCoopers *Bedrijfsrevisoren/Reviseurs d'Entreprises*, represented by Mr. Robert Peirce and Mr. Luc Discry, statutory auditor of Umicore, with respect to the proposal for the partial demerger, in accordance with article 677 juncto 746 CC;
- reports and documents with respect to the limited liability company to be incorporated Cumerio (hereinafter "**Cumerio**"):
  - report of the external auditor appointed by the founder of Cumerio in accordance with article 444 CC with respect to the contribution in kind at the incorporation of Cumerio following the partial demerger of the existing limited liability company Umicore;

- draft articles of association of Cumerio;
- report of the board of directors of Umicore, in accordance with article 604 CC, in which the board of directors proposes under which specific circumstances the board of directors of Cumerio may apply the authorized capital as well as the purposes it must serve.

The above-mentioned documents are sent free of charge to the holders of registered shares, the directors and the auditor as well as to those persons who have fulfilled the formalities in order to participate in the meeting and are made available free of charge to the shareholders and holders of subscription rights.

1.2 NOTIFICATION BY THE BOARD OF DIRECTORS OF UMICORE OF POSSIBLE SIGNIFICANT CHANGES IN THE ASSETS AND LIABILITIES OF UMICORE SINCE THE DATE OF THE PROPOSAL FOR THE PARTIAL DEMERGER IN ACCORDANCE WITH ARTICLE 677 JUNCTO 747 CC

1.3 RESOLUTION TO PARTIALLY DEMERGE UMICORE BY THE INCORPORATION OF CUMERIO, PURSUANT TO THE TERMS AND THE CONDITIONS DETERMINED IN THE PROPOSAL FOR THE PARTIAL DEMERGER

<u>Proposed resolution:</u>

PARTIAL DEMERGER

I. Approval of the proposal for the partial demerger – Transfer of assets and liabilities

The meeting approves the proposal for the partial demerger as it was filed at the clerk's office of the Commercial Court of Brussels on 1 March 2005, and resolves to partially demerge Umicore by the incorporation of Cumerio.

As a result of this partial demerger, the copper branch of activity of Umicore, as described in the proposal for the partial demerger and the board of directors' report, is automatically transferred to Cumerio.

All transactions performed by Umicore with respect to its copper branch of activity transferred, since 1 January 2005 until the date of the partial demerger, are deemed to have been performed for the account of Cumerio.

II. Consideration

(i) Preliminary remark

The board of directors believes that there are reasonable arguments to defend that each Umicore VVPR strip entitles the holder thereof to one Cumerio VVPR strip. A VVPR strip entitles the holder thereof to a reduced withholding tax rate on dividends on shares of 15% instead of 25%.

(ii) Decision

The meeting resolves that Cumerio, in exchange for the transfer of the assets and liabilities, shall issue in accordance with a one to one distribution ratio as follows:

- a number of shares equal to the number of Umicore shares outstanding on 15 February 2005 (*i.e.* 25,527,200), increased by

the number of Umicore shares issued between 15 February 2005 and the date of the extraordinary general meeting of Umicore approving the partial demerger as a result of the exercise of subscription rights granted under the existing Umicore stock option plans (hereinafter the "**Final Number of Cumerio Shares**"). One share in Cumerio per share in Umicore will be distributed to Umicore's shareholders. Holders of old shares of companies which merged with Umicore first have to exchange their old shares in groups of ten for one Umicore share in order to be able to receive one Cumerio share. In other words, holders of 1/10ths of Umicore shares coming from the former Acec shares first have to exchange these shares in groups of ten for one Umicore share in order to be able to receive one Cumerio share;

- a number of VVPR strips equal to the number of Umicore VVPR strips as at 15 February 2005 (*i.e.* 5,083,738), increased by the number of Umicore VVPR strips issued after 15 February 2005 and the date of the extraordinary general meeting of Umicore approving the partial demerger as a result of the exercise of subscription rights granted under the existing Umicore stock option plans. One Cumerio VVPR strip per Umicore VVPR strip will thus be distributed to holders of Umicore VVPR strips.

The meeting resolves that the form and delivery of the Cumerio shares and VVPR strips shall be as follows:

- For holders of Umicore registered shares:

  As a result of the partial demerger, holders of Umicore registered shares will automatically be registered as holders of Cumerio registered shares in the share register of Cumerio in accordance with the above-mentioned ratio.

  The board of directors of Cumerio will draw up the Cumerio share register and record the identity of the holders of registered shares and the number of shares distributed to them at the latest on the first banking day after the extraordinary general meeting of Umicore approving the partial demerger. Within a period of one month of the date of this extraordinary general meeting, the board of directors of Cumerio will, upon request, also send a certificate of registration to each shareholder registered in the share register, mentioning the number of registered shares held in Cumerio.

  The basis used here will be the shareholders' structure of Umicore (before the partial demerger) as apparent from that company's share register on the date of the partial demerger.

- For holders of Umicore bearer shares:

  - Bearer shares not held in a securities account

    Shareholders with Umicore shares not held in a securities account are invited to go to a branch of the financial institutions mentioned in the listing prospectus with coupon

no. 14 of their Umicore shares. This may be done from the first banking day after the extraordinary general meeting of Umicore approving the partial demerger.

Upon presentation of one or more such coupons the holders of Umicore bearer shares will receive a corresponding number of Cumerio bearer shares, in accordance with the above-mentioned ratio, in the following form:

- in the securities account they hold at their financial institution
- if they expressly request so, the shareholders will receive their shares in printed form. The printed Cumerio bearer shares will have coupons no. 1 up to and including 30 attached and will in principle be available no later than three months after the extraordinary general meeting of Umicore approving the partial demerger. In anticipation of the physical delivery of the new Cumerio shares, these shares will be represented by one or more global certificates and will only be available in a securities account at a financial institution of the shareholder's choice.

- Bearer shares held in a securities account

  For all Umicore shares held in a securities account at a financial institution, the partial demerger will automatically be effected on the account on the first banking day after the extraordinary general meeting of Umicore approving the partial demerger. The corresponding number of Cumerio shares will automatically be recorded in the securities accounts of the Umicore shareholders, in accordance with the above-mentioned ratio.

- Conversion of the form of the distributed shares

  The holders of Cumerio shares may request the conversion of their shares into shares of another form at any time and at their own expense, insofar as this form is provided for the relevant security.

- For holders of Umicore VVPR strips

  The Cumerio VVPR strips will be represented by one global certificate and will be available in a securities account at a financial institution of the shareholder's choice.

III. Date of tax and accounting effect

The meeting resolves that all transactions performed by Umicore with respect to its copper branch of activity transferred, since 1 January 2005 until the date of the partial demerger, are deemed to have been performed for the account of Cumerio.

IV. Participation in the results and special rights with respect to profit-sharing

The meeting resolves that the newly issued shares in Cumerio participate in the results of Cumerio and are entitled to receive dividends as of the date on which the partial demerger comes into effect from a tax and accounting point, *i.e.* as of 1 January 2005.

1.4 TRANSFER OF ASSETS AND LIABILITIES

Proposed resolution:

TRANSFER OF ASSETS AND LIABILITIES

The meeting resolves to transfer to Cumerio, by way of a universal transfer, the following assets and liabilities relating to Umicore's copper branch of activity as set out in the proposal for the partial demerger and the board of directors' report:

- financial assets:
  - Umicore's participating interest (consisting of all the issued shares, including the shares issued as a result of the capital increase effected on 1 March 2005 by Umicore in Umicore Copper NV/SA by contributing the cash converted from a certificate of deposit payable by Umicore Financial Services NV/SA to Umicore) in Umicore Copper NV/SA, a company incorporated under the laws of Belgium, having its registered office at Broekstraat 31, Rue du Marais, 1000 Brussels. The certificate of deposit, negotiable, redeemable before maturity, endorsable and payable by Umicore Financial Services NV/SA, on 29 April 2005, bearing interest as from 30 December 2004 mentioned in the 25 February 2005 partial demerger proposal was converted into cash, which cash was contributed by Umicore to the capital of Umicore Copper NV/SA on 1 March 2005;
  - Umicore's participating interest (consisting of all the issued shares) in P.A.S.R. Elfte Beteiligungs, a company incorporated under the laws of Austria, having its registered office at 17, Tuchlauben, 1014 Wien, Austria;
  - Umicore's participating interest (consisting of 3,383 of the 38,627 shares) in Non-Ferrous International NV, a company incorporated under the laws of Belgium, having its registered office at Vlamingstraat 4B, 8560 Wevelgem;
  - the subordinated loan granted by Umicore to Non-Ferrous International NV.
- provisions for liabilities and charges:
  - long term obligations relating to the employees transferred from Umicore to Cumerio, namely 5 Umicore executives and 3 Umicore employees, subject to their consent, for post-employment benefits (pension) and other long term benefits (jubilee premiums and other benefits);

- short term employee benefit liabilities relating to the employees transferred from Umicore to Cumerio, namely 5 Umicore executives and 3 Umicore employees, subject to their consent, for accrued bonus and holiday pay.

All rights and obligations with respect to the employment contracts of these employees are transferred to Cumerio.

- other agreements, commitments, liabilities and allocation thereof between Umicore and Cumerio:

Except as otherwise indicated herein, all liabilities, including off balance sheet liabilities, relating to the assets transferred to Cumerio will be assumed by Cumerio. Moreover, if Umicore would be requested to post a security relating to the above-mentioned items in accordance with Article 684 CC, Cumerio will indemnify and hold Umicore harmless for the damage suffered. In addition, Cumerio will indemnify and hold Umicore harmless for the damage suffered for a payment relating to the above-mentioned items made by Umicore in accordance with Article 686 CC.

All agreements, guarantees and similar arrangements made or granted by Umicore in relation to the assets and liabilities transferred to Cumerio (including for the avoidance of doubt, in relation to the assets, liabilities and activities of the companies the shares of which are directly or indirectly transferred to Cumerio) are assigned to Cumerio subject, where applicable, to the consent of the beneficiaries. In the case where these agreements, guarantees and other arrangements cannot be formally assigned, Cumerio will be deemed, vis-à-vis Umicore, as the beneficial owner of all related rights and will assume all obligations and liabilities thereof, as if those agreements, guarantees and similar arrangements had been formally assigned; Cumerio will indemnify and hold Umicore harmless for any damage suffered in this respect.

In the Environment, Health and Safety areas, all liabilities related to the assets transferred will be assumed by Cumerio or by its affiliates, as the case may be, with the exception of any liabilities related to historical pollution as defined in the clean-up project to be agreed with the Flemish authorities (the "Historical Pollution") for the site located in Olen, which will be assumed under certain conditions by Umicore. Umicore will also assume all liabilities for Historical Pollution, if any, outside of the area owned by Umicore Copper NV/SA in Olen but which would have originated from that area.

A pro rata share of the existing tax assets of Umicore (investment deduction) are transferred to Cumerio.

Umicore and Cumerio assume the responsibility for the prospectus that has been issued in view of the admission of the Cumerio shares and VVPR strips to listing on the First Market of Euronext Brussels. Without prejudice to article 17 of the Act of 22 April 2003 with respect to public offerings of securities, any liability resulting from this prospectus will be divided between both companies in a proportion of 15% for Cumerio and 85% for Umicore.

All assets and liabilities of Umicore not expressly allocated to Cumerio above remain with Umicore.

1.5 IMPLEMENTATION OF THE PARTIAL DEMERGER BY THE INCORPORATION OF CUMERIO

Proposed resolution:

INCORPORATION OF CUMERIO

The meeting resolves as follows:

I. Incorporation of Cumerio with registered office at Broekstraat 31, rue du Marais, 1000 Brussels, by means of a transfer of the assets and liabilities relating to Umicore's copper branch of activity as set out above.

II. Determination of the capital of Cumerio at EUR 181,134,461.25, it being understood that this amount, like the other components of Cumerio's equity, will be slightly adapted based on the final dividend approved for the 2004 financial year by the 13 April 2005 ordinary general meeting of Umicore, which amount is dependent on the number of treasury shares held by Umicore on such date (hereinafter the "**Final Cumerio Capital Amount**"). The capital will be represented by the Final Number of Cumerio Shares.

III. Approval of the incorporation deed and articles of association of Cumerio in accordance with the draft made available and the main provisions of which shall be as described hereunder, and whereby it is expressly stated that the board of directors of Cumerio is authorized:

- to increase the share capital on one or several occasions by a maximum amount of EUR 18,000,000.00, in accordance with the stipulations described in the aforementioned report in accordance with article 604 CC and in the provision of the articles of association;
- during a period of 18 months as from the publication of the incorporation deed to the Annexes to the Belgian State Gazette, to acquire a maximum of 10% of Cumerio's own shares in accordance with the stipulations described in the provision of the articles of association.

The main provisions of the articles of association of Cumerio are as follows:

- Article 1. The company is a public limited liability company *(naamloze vennootschap / société anonyme)* with the name Cumerio. The company is a company which makes or has made a public call on savings.
- Article 2. The registered office is located at Broekstraat 31, rue du Marais, 1000 Brussels. The board of directors may by resolution transfer the registered office to any other address in accordance with the language regulations. The company may by resolution of the board of directors establish seats of administration or business, branch offices, offices and agencies both within and outside Belgium.

- Article 4. The purpose for which the company is incorporated is the carrying out of the following activities, in Belgium or abroad, directly or indirectly, for its own account or for the account of third parties, alone or in association with third parties:

  - the acquisition, ownership, management and transfer, by means of purchase, contribution, sale, exchange, assignment, merger, split, subscription, financial intervention, exercise of rights or otherwise, of any participating interest in any business or branch of activity, and in any company, partnership, enterprise, establishment, association or foundation which does or may in the future exist;

  - the purchase, subscription, exchange, assignment, sale and transfer of, and all other similar operations relating to, every kind of transferable security, share, bond, subscription right, option and government stock;

  - the smelting, refining, transforming, recycling and marketing of copper, copper alloys and products derived from copper and the carrying out of all financial, manufacturing, commercial and civil operations relating to copper activities.

  The company may take out, make use of, purchase, acquire or transfer all forms of intellectual property rights relating directly or indirectly to its activities and may undertake research activities.

  The company may acquire, rent, lease, fabricate, manage, transfer or exchange any personal or real property, with or without substance. It may carry out all real estate activities in any legal form, including the purchase, sale, leasing and renting of real estate, the issuing of real estate income certificates or land certificates and the management of real estate properties.

  The company may grant loans of any kind, duration or amount. It may secure its own obligations or obligations of third parties, notably by providing guarantees and by mortgaging or pledging its assets, including its own commercial undertaking (*handelszaak / fonds de commerce*).

  The company may exercise the functions of director, manager or liquidator in companies or associations. It may supervise and control such companies or associations.

  In general, the company may undertake all commercial, industrial and financial operations directly or indirectly related to its purpose and all action which could facilitate the realization of its purpose.

- Article 5. The issued, paid-up capital of the company amounts to the Final Cumerio Capital Amount. It is represented by the Final Number of Cumerio Shares fully paid-up shares without par value, each share representing an equal part of the capital. The shares are registered, bearer or dematerialized shares at the discretion of the shareholders. Any shareholder can at any time and at his/her/its

expense require the conversion of his/her/its shares into shares of any other type.

- Article 7. The board of directors may increase the capital of the company on one or several occasions by a maximum amount of EUR 18,000,000.00. It may use this authorization in the event of an issue of subscription rights as provided for in Article 9, paragraph 2. Such authorization is conferred on the board of directors for a period of five years as from the publication in the Belgian State Gazette of the company's incorporation deed. The board of directors may increase the capital by incorporation of reserves. In the event of a capital increase decided by the board of directors pursuant to the authorized capital, it shall allocate the issue premium, if any, to an account not available for distribution which shall afford the same third-party guarantees as the share capital of the company and may, subject to its capitalization by the board of directors as hereinbefore provided, be reduced or cancelled only by resolution of a general meeting of shareholders passed in the conditions and forms prescribed by article 612 of the Companies Code. If the board of directors decides upon an increase of share capital pursuant to this authorization, this increase will be deducted from the remaining part of the authorized capital specified in the first paragraph.

- Article 13. The company is managed by a board of directors, consisting of at least six directors, who can be individuals or legal entities and who do not need to be shareholders. The directors are appointed for a term of no more than four years by the general meeting of shareholders, which is entitled to dismiss them at any time.

  Whenever a legal entity is appointed as a director, it must specifically appoint an individual as its permanent representative, chosen from among its shareholders, managers, directors or employees, and who will carry out the office of director in the name and on behalf of such legal entity. The legal entity may not revoke its permanent representative without simultaneously appointing a successor. The appointment and termination of the office of the permanent representative are governed by the same disclosure rules as if he/she were exercising the office in his/her own name and on his/her own behalf.

  The directors may be re-elected for a new term. The duties of directors who are not appointed for a new term terminate immediately after the general meeting of shareholders which decides on any election. Should any of the offices of director become vacant, whatever the reason may be, the remaining directors shall have the right to temporarily fill such vacancy until the next general meeting of shareholders, which shall make a final appointment. In the case of more than one vacancy, the remaining

directors shall have the right to fill all such vacancies simultaneously.

The general meeting of shareholders may either set the aggregate amount of the remuneration allocated to the directors, who shall divide this amount among themselves, or allocate to each director a fixed fee.

- Article 14. The board of directors shall elect one of its members to be chairman, and may elect one or more vice-chairman (chairmen).

- Article 15. The board shall meet when convened by and under the chairmanship of its chairman or, in case of impediment, a director appointed by his/her/its fellow directors, as frequently as the interests of the company shall require. A board meeting must be called upon the request of not less than two directors. Convening notices may validly be made in writing, or sent by electronic mail. Meetings shall be convened to be held at the registered office or at the place indicated in the notice convening the meeting.

  Meetings may be held by conference call or video conference. Directors taking part in the conference call or video conference shall be considered as being present at the meeting. Where duly justified by emergency and by the corporate interest of the company, decisions of the board of directors may be adopted, without any physical meeting, by the unanimous consent of the directors expressed in writing. Such procedure may not be followed for the adoption of the annual accounts or the use of the authorized capital.

- Article 16. The board of directors may deliberate validly only if the majority of the directors are present or represented. Any director may confer upon any of his/her/its fellow directors by ordinary letter, fax, or any other means reproducing a writing, the power to represent him/her/it and vote in his/her/its place. However, no director may hold a proxy for more than one director. The decisions of the board shall be taken by a majority of the votes cast, discounting abstentions. In case of an equality of votes, the chairman of the meeting shall have a casting vote.

- Article 18. The board of directors shall have the power to do everything necessary or conducive to the attainment of the company's purpose, with the exception of such acts which the law or the articles of association require to be performed by the general meeting of shareholders or which the articles of association require to be performed by the "directiecomité/comité de direction".

  The board of directors may set up any committees – such as an audit committee and a nomination and remuneration committee –, either permanent or temporary, whose members are selected either from within or outside the board. It shall determine the duties and powers of these committees, establish their operating procedures and set the remuneration, if any, of their members.

The board of directors may delegate the daily management of the company and, if appropriate, the representation of the company within the framework of the daily management, to one or more persons acting alone or jointly, with the power of sub-delegation. It shall designate those persons entrusted with the daily management from within or outside the board, shall appoint and dismiss them, shall determine their powers and duties, and shall set their remuneration, if any.

In addition, the board of directors may grant special or specific powers to one or more persons of its choice; the same authority is given to those persons to whom powers of daily management have been delegated, when acting within the framework of such management, or to the "directiecomité/comité de direction" when acting within the framework of its powers.

- Article 19. The board of directors is authorized to appoint a "directiecomité/comité de direction" in accordance with article 524bis of the Companies Code. Such "directiecomité/comité de direction" shall be composed of directors and/or non-directors. Without prejudice to the rules provided for by article 18 regarding daily management, the board of directors is entitled to transfer all or part of its management powers to such "directiecomité/comité de direction" with the exception of 1) the general strategy and policy of the company, 2) the powers which are exclusively conferred on the board of directors by law or by the articles of association, 3) the supervision of the "directiecomité/comité de direction" and 4) any decisions or operations to which article 524ter of the Companies Code is applicable, in which case the procedure provided for by article 524ter, §2 shall be followed. In case a "directiecomité/comité de direction" is appointed, the board of directors will fix all conditions of the appointment of its members, their dismissal, their remuneration, if any, and their term of office. The board of directors will also fix the rules of internal organization and functioning of the "directiecomité/comité de direction" and its reporting duties vis-à-vis the board of directors.

- Article 20. The company shall be validly represented in court and in all legal acts, including those in which a civil servant or a ministerial officer intervenes:

  - either by the board of directors;

  - or by two directors acting jointly;

  - or, within the limits of daily management, by any person or persons to whom said management has been delegated, acting individually or jointly;

  - or, in case a "directiecomité/comité de direction" is appointed, by one director and one member of the "directiecomité/comité de direction" acting jointly or, within the

powers granted to such "directiecomité/comité de direction", by two of its members acting jointly.

In addition, the company shall be validly represented, within the limits of their powers, either by special representatives appointed by the board of directors, by two directors or, within the limits of daily management, by any person to whom such management powers have been delegated, or, in case a "directiecomité/comité de direction" is appointed, by any special representative appointed by the "directiecomité/comité de direction".

- Article 22. The ordinary general meeting of shareholders will be held, each year, the last Thursday of April at 3 p.m., in Belgium, at the place designated by the convening notice. If such day is a legal public holiday, even if for only one of the cultural communities of Belgium, the meeting will be held at the same hour on the following working day. All other general meetings of shareholders will be held on the day, at the hour and in the place designated by the convening notice, in Belgium. The convening notices drawn up by the board of directors may validly be signed in its name by a person to whom the daily management of the company has been delegated.

- Article 23 § 3. Prior to the meeting, the shareholders or their proxy holders are required to sign an attendance sheet, indicating their first name, last name, and place of residence or corporate name and registered office, as well as the number of shares in respect of which they are participating in the meeting.

  Holders of bearer and dematerialized shares, as well as the proxy holders of such shareholders, must deposit the acknowledgement of receipt issued by the depository designated in the convening notices. Representatives of legal entities must provide the documents evidencing their capacity as corporate bodies or special proxy holders.

  The proxy holders of shareholders must also provide the company with the original of the proxy evidencing their powers, unless the convening notice has required the previous filing thereof. The natural persons, corporate bodies or proxy holders who take part in a general meeting of shareholders must be able to prove their identity.

- Article 25 indent 3. Each share gives entitlement to one (1) vote.

- Article 29. The financial position, annual accounts and compliance with the law and these articles of association of the transactions required to be disclosed in the annual accounts shall be audited by one or more statutory auditors, who may be natural or legal persons, appointed by the general meeting of shareholders. The statutory auditors shall hold office for renewable periods of three years. The appointment of retiring auditors who have not been re-

appointed shall end immediately after the closing of the ordinary general meeting of shareholders.

- Article 31. The financial year shall begin on the first of January and end on the thirty-first of December of each year. At the end of each financial year, the board of directors shall draw up the annual accounts of the company.
- Article 32. No less than five per cent (5%) of the net profits of the company, after deduction of overheads and depreciation, shall be allocated each year to the legal reserve. Such allocation shall cease to be compulsory once the legal reserve has become equal to one tenth (1/10th) of the share capital. The general meeting of shareholders shall allocate the balance of the net profit on the recommendation of the board of directors.
- Article 33. Dividends decided by a general meeting of shareholders shall be paid at the dates and places decided by the board of directors. The board of directors may pay an interim dividend in accordance with the provisions of the Companies Code.
- Article 34 indent 1. If the company is dissolved, it shall be wound up in the manner decided by a general meeting of shareholders, which shall appoint the liquidators.
- Article 35. After all liabilities have been cleared, the balance of the assets owned by the company shall be distributed equally among all the shares.
- Article 37. The company may, without any prior authorization by the general meeting of shareholders, in accordance with article 620 and following of the Companies Code and within the limits set out in this provision, acquire, on or outside the stock exchange, a number of the company's own shares representing a maximum of 10% of the subscribed capital, at a price comprised between a minimum price equal to twenty percent (20%) below the lowest closing price in the last twenty (20) days preceding the transaction and a maximum price equal to twenty percent (20%) above the highest closing price in the last twenty (20) days preceding the transaction. This power covers the acquisition on or outside the stock exchange by a direct subsidiary within the meaning and the limits set out by article 627, first paragraph of the Companies Code. If the acquisition is made by the company outside the stock exchange, even from a subsidiary, the company shall, as the case may be, make an offer on the same terms and conditions to all the shareholders, in accordance with article 620, §1, 5° of the Companies Code. The above authorization is only valid for an 18-month period beginning on the date of the publication of the company's incorporation deed and shall be used solely in order to deliver shares in the framework of stock option plans in favor of all or part of its employees, management and its consultants and/or all or part of the employees, management and the consultants of its subsidiaries.

IV. Appointment of the following persons as directors of the new limited liability company Cumerio:

- until the 2008 ordinary general meeting: Karel Vinck, Luc Delagaye, Michel Moser and Remi Vermeiren
- until the 2007 ordinary general meeting: Etienne Davignon, Philippe Delaunois and Etienne Denis

Messrs. Karel Vinck, Remi Vermeiren, Etienne Davignon, Philippe Delaunois and Etienne Denis are independent directors in the sense of article 524 CC. The capacity of independent director is granted to them on the basis of the fact that they are not affected by one of the incompatibilities set out for independent directors in article 524 §4 CC.

The aggregate remuneration of the members of the board of directors of Cumerio for 2005 is fixed at EUR 150,000.00.

V. The meeting determines that Cumerio shall start to function as soon as the partial demerger has taken place, under the condition precedent of the filing of the incorporation deed of Cumerio at the clerk's office of the Commercial Court of Brussels, it being understood that all transactions performed by Umicore with respect to its copper branch of activity, since 1 January 2005 until the date of the partial demerger, are deemed to have been performed for the account of Cumerio.

VI. The meeting resolves that the first financial year of Cumerio begins on 1 January 2005 and shall be closed on 31 December 2005 and that the first ordinary general meeting of Cumerio shall be held in April of 2006.

VII. The board of directors of Cumerio is given the power to fulfill all formalities with respect to the realization of this partial demerger, and especially the allocation of the shares and VVPR strips issued by Cumerio.

1.6 ACKNOWLEDGEMENT OF THE LEGAL CONSEQUENCES OF THE PARTIAL DEMERGER

Proposed resolution:

ENACTMENT OF THE LEGAL CONSEQUENCES OF THE PARTIAL DEMERGER

The meeting resolves that:

- the partial demerger has been realized;
- in accordance with the one to one distribution ratio mentioned in the proposal for the partial demerger and the board of directors' report, the shareholders of Umicore have become shareholders of Cumerio and the holders of Umicore VVPR strips have become holders of Cumerio VVPR strips;
- the assets and liabilities of Umicore as described above have been automatically transferred to Cumerio;
- the share capital of Cumerio amounts to the Final Cumerio Capital Amount and is fully paid up;

- pursuant to the approval of the proposal for the partial demerger, Cumerio's opening balance sheet, as attached to the minutes, has been approved (it being understood that the individual components of Cumerio's equity totaling EUR 328,299,238.18 will be slightly adapted based on the final dividend approved for the 2004 financial year by the 13 April 2005 ordinary general meeting of Umicore, which amount is dependent on the number of treasury shares held by Umicore on such date);
- the share capital of Umicore after the partial demerger is decreased to an amount equal to the difference between the capital of Umicore on the date of the extraordinary general meeting of Umicore approving the partial demerger and the Final Cumerio Capital Amount (hereinafter the "**Final Umicore Capital Amount**");
- pursuant to the approval of the proposal for the partial demerger, Umicore's balance sheet after the partial demerger, as attached to the minutes, has been approved (it being understood that Umicore's total equity will be slightly adapted based on the final dividend approved for the 2004 financial year by the 13 April 2005 ordinary general meeting of Umicore, which amount is dependent on the number of treasury shares held by Umicore on such date).

1.7 AMENDMENT OF UMICORE'S ARTICLES OF ASSOCIATION

Proposed resolution:

The meeting resolves to adapt article 5 of the articles of association to the adopted resolutions including the capital decrease pursuant to the transfer of the assets and liabilities relating to Umicore's copper branch of activity to Cumerio, so that article 5 of the articles of association will read as follows:

"*The capital is set at the Final Umicore Capital Amount. It is represented by [a number of shares equal to the number of Umicore shares outstanding on 15 February 2005 (i.e. 25,527,200) increased by the number of Umicore shares issued between 15 February 2005 and the date of the extraordinary general meeting of Umicore approving the partial demerger as a result of the exercise of subscription rights under the existing Umicore stock option plans] no-par value, fully paid up shares.*"

2 CAPITAL INCREASE BY INCORPORATION OF THE ISSUE PREMIUM

Proposed resolution:

The meeting resolves to incorporate the entire amount of the issue premium, as set out in Umicore's balance sheet after the partial demerger as attached to the minutes (hereinafter the "**Final Umicore Issue Premium Amount**"), into the capital of Umicore and to increase the capital of Umicore from the Final Umicore Capital Amount to an amount equal to the Final Umicore Capital Amount increased by the Final Umicore Issue Premium Amount, without issuance of new shares. The meeting acknowledges the realization of the capital increase.

Proposed resolution:

The meeting resolves to adapt article 5 of the articles of association to the adopted resolution, so that article 5 of the articles of association will read as follows:

"*The capital is set at the Final Umicore Capital Amount increased by the Final Umicore Issue Premium Amount. It is represented by [a number of shares equal to the number of Umicore shares outstanding on 15 February 2005 (i.e. 25,527,200) increased by the number of Umicore shares issued between 15 February 2005 and the date of the extraordinary general meeting of Umicore approving the partial demerger as a result of the exercise of subscription rights under the existing Umicore stock option plans] no-par value, fully paid up shares.*"

3 OTHER AMENDMENTS TO UMICORE'S ARTICLES OF ASSOCIATION

Proposed resolution:

The meeting resolves to amend article 10 of the articles of association as follows:

Proposal to replace in the first paragraph of article 10 the words "*for a period which may not exceed six years*" by the words:

"*for a period which may not exceed four years*"

Proposed resolution:

The meeting resolves to amend article 11 of the articles of association as follows:

Proposal to insert a new paragraph between the fourth and the fifth existing paragraphs of article 11:

"*Meetings may be held by conference call or video conference. Directors taking part in the conference call or video conference shall be considered as being present at the meeting.*"

Proposed resolution:

The meeting resolves to amend article 16 of the articles of association as follows:

Proposal to modify the date of the ordinary general meeting of shareholders, effective as of the ordinary general meeting of shareholders approving the 2005 annual accounts, and, accordingly, replace the first paragraph of article 16 by the following text:

"*A general meeting of shareholders, known as the "ordinary" general meeting, will be held each year on the last Wednesday of April at 5 p.m. at the company's registered office or at any other location in Belgium specified in the notice convening the meeting.*"

Proposed resolution:

The meeting resolves to delete and replace article 17 of the articles of association by the following text:

"*Shareholders may take part in, and vote at, meetings of shareholders, either in person or by appointing a representative, who must be a shareholder or a director of the company. Shareholders who are legal entities may be represented by a special proxy holder who is a natural person and need not be a shareholder.*

a) With respect to owners of bearer shares, the right to take part in meetings shall be conditional upon these shares being deposited and blocked at the locations specified in the notice convening the meeting, at least six working days before the meeting. The specified depositaries shall give the owner a receipt. As a valid alternative to depositing shares, a certificate may be issued by the securities clearing house with which the shares are held in a file opened in the owner's name, provided that such certificate shall include a statement to the effect that the said clearing house shall not release these shares until the conclusion of the meeting, whether adjourned or not. With respect to holders of dematerialized shares, the right to attend the meeting shall be conditional upon their depositing with the company or one of the institutions specified in the notice convening the meeting, at the latest six working days before the date of the meeting, a certificate issued by the approved holder of securities accounts or the securities clearing house, and establishing that the shares shall be unavailable up to and including the day of the meeting.

If financial institutions abroad are designated where deposits can be made, these institutions shall be authorized to appoint, in their respective countries, other financial institutions where bearer shares or the certified statement of unavailability of dematerialized shares may also be deposited, and to publish the list thereof.

b) With respect to owners of registered shares, the right to participate in meetings shall be conditional upon their being recorded in the registered shares register of the company at the latest six working days before the meeting. They must also inform the company, at the latest six working days before the meeting, of the number of shares with which they will take part in the meeting.

If the last day set for depositing bearer shares and certificates of unavailability for dematerialized shares, or for filing notices of attendance to be submitted by owners of registered shares, is an official holiday, even if for only one of the cultural communities of Belgium, the day shall be moved backwards to the preceding working day.

c) By way of derogation of the provisions specified above in a) and b) of this article, the board of directors may decide that shareholders shall be admitted to the general meeting of shareholders and may exercise their voting rights if they can demonstrate that they were in fact shareholders by midnight on the fifth working day prior to the general meeting of shareholders (the "registration date"), irrespective of the number of shares that they hold on the day of the general meeting of shareholders. The number of shares held by each registered shareholder at midnight on the registration date shall be recorded in a register designated for this purpose by the board of directors.

The notice to the general meeting of shareholders shall include a note of the registration date and the procedure by which the shareholders can register.

Working days must be understood as meaning all the days of the week with the exception of Saturdays, Sundays and legal holidays.

Before the meeting, shareholders or their proxies shall sign an attendance list indicating their last name, forename, profession and residence or registered office, together with the number of shares with which they are taking part in the meeting.

The owners of bearer shares or dematerialized shares or their proxies shall hand over the receipts or the certificates of unavailability issued in respect of the said shares.

The proxies of shareholders who are legal entities shall hand over the documents establishing their capacity as legal representative of such legal entities or as special proxies.

In addition, the proxies of shareholders who are legal entities and those of shareholders who are natural persons shall hand over the original of the proxy forms establishing their powers, unless the notice convening the meeting specifies that the said forms are to be deposited beforehand.

Natural persons who are shareholders, corporate bodies or proxies and who take part in the meeting shall produce proof of their identity."

4 RENEWAL OF THE AUTHORIZATION TO ACQUIRE OWN SHARES

Proposed resolution:

The meeting resolves to authorize the company to acquire on the stock market until the 2006 ordinary general meeting a number of the company's own shares corresponding to a maximum of ten per cent (10%) of the subscribed capital, at the unit price comprised between a minimum equal to the lowest closing stock market price for the last twenty trading sessions preceding the date of acquisition less ten per cent (10%) and a maximum price per share of EUR 110.00.

This authorization also covers the authorization given to the company's subsidiaries to acquire on the stock market, or in any way whatsoever, shares in the company in accordance with the conditions of the authorization granted to the company.

5 POWER OF ATTORNEY

Proposed resolution:

The meeting resolves to authorize Mr. Damien Hisette, notary public, with offices at 1000 Brussels, rue de l'Association 30, with the power of sub-delegation, to register Cumerio with the Crossroads Bank of Enterprises and in general to fulfill all necessary formalities with respect to the newly incorporated company Cumerio and to coordinate the articles of association of Umicore in accordance with the resolutions of the extraordinary general meeting, to update the registration of Umicore with the Crossroads Bank of Enterprises and to make all publications necessary in respect of such resolutions.

In order to comply with article 17 of the company's articles of association, holders of bearer shares are requested to lodge their securities by Friday 8 April 2005 at the latest at the company's registered office or with one of the following financial institutions:

FORTIS BANQUE/FORTIS BANK

BANQUE DEGROOF/BANK DEGROOF

DEXIA BANQUE/DEXIA BANK

ING

KBC BANK

PETERCAM SA

Holders of registered shares must inform the company by the same date of the number of shares on the basis of which they will be attending the meeting.

Proxy forms, approved by the board of directors, may be obtained from the company's registered office, on the company's website: www.umicore.com or through the above-mentioned financial institutions.

Signed proxy forms must be deposited at the company's registered office or at the above-mentioned financial institutions by Friday 8 April 2005 at the latest.

Unless your financial institution is instructed to release shares after the general meeting of 13 April 2005, the formalities completed to attend this meeting (*i.e.* lodging bearer shares, proxies and notifications of attendance) will remain valid for the extraordinary general meeting of 28 April 2005.

The board of directors

P.S.

Shareholders can park their cars free of charge in the City Parking, Boulevard Pachéco 7, 1000 Brussels, if they have the ticket from the car park stamped at the Umicore reception desk.